UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

TG Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
88322Q108
(CUSIP Number)
Opus Point Partners, LLC 787 Seventh Ave., 48th Floor New York, NY 10019 (212) 554-4504
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 21, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1	NAME OF REPORTING PERSONS Opus Point Partners, LLC*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,524,560
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,524,560
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,159,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7% **
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Mr. Weiss is a managing member of Opus Point Partners, LLC.

** Based on 18,053,995 Common Shares reported outstanding as of August 2, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012, plus 2,000,000 shares subsequently issued as discussed below.

1	NAME OF REPORTING PERSONS Michael S. Weiss*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,634,834
	8	SHARED VOTING POWER 7,159,394***
	9	SOLE DISPOSITIVE POWER 2,634,834**
	10	SHARED DISPOSITIVE POWER 7,159,394***

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,159,394***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%***
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Mr. Weiss is currently the Executive Chairman, Interim Chief Executive Officer and President of TG Therapeutics, Inc. (“TG”) and a managing member of Opus Point Partners, LLC.

** Mr. Weiss is a managing member of Opus Point Partners, LLC.

*** Based on 18,053,995 Common Shares reported outstanding as of August 2, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012, plus 2,000,000 shares subsequently issued as discussed below.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock (“Common Stock”) of TG Therapeutics, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

Item 2.	Identity and Background.

(a)-(c), (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Opus Point Partners, LLC (“Opus Point”), a Delaware limited liability company; and (2) Michael S. Weiss, a United States Citizen. Mr. Weiss is a managing member of Opus Point.

The principal business of Opus Point is providing investment management services to certain private investment funds. The business address of each of the Reporting Persons is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The consideration for the additional shares reported on this amendment is services performed by Opus Point pursuant to the transaction referenced below. See Item 4 below for a complete description of the transaction and source of funds.

Item 4.	Purpose of Transaction.

On August 15, 2012, the Company entered into and consummated a joint venture agreement (the “Agreement”) with Rhizen Pharmaceuticals SA (“Rhizen”) pursuant to which the parties will develop and market TGR-1202, a novel, orally bio-available PI3Kδ inhibitor.

In connection with the Agreement, Opus Point was to receive a finder’s fee in the form of stock-based compensation.  Following a meeting of a special committee of the Company’s Board of Directors, it was determined that such compensation would be 2,000,000 shares of Common Stock (the “Shares”).

The issuance to Opus Point was effected pursuant to a Restricted Stock Agreement, dated August 21, 2012 (the “Restricted Stock Agreement”), whereby Opus Point will be prohibited from selling or transferring the Shares absent (1) an opinion of counsel stating that any such disposition will not require registration of the stock under the Securities Act or compliance with applicable state securities laws and (2) a written agreement or undertaking by a transferee, whereby such transferee agrees to be bound by all terms, conditions and limitations in the Restricted Stock Agreement applicable to Opus Point.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons in the aggregate beneficially own 7,159,394 shares of Common Stock of the Company (2,634,834 of which are solely owned by Mr. Weiss). In the aggregate the Reporting Persons beneficially own 35.7% of the voting securities of the Company.

(b)	Mr. Weiss has sole voting and dispositive power over 2,634,834 shares of Common Stock. Opus Point beneficially owns 4,524,560 shares of Common Stock and Mr. Weiss is deemed to beneficially own such shares due to his affiliation with Opus Point.

(c)	On May 16, 2012, Mr. Weiss purchased 1,500 shares of Common Stock in the open market for $6.25/share. On May 16, 2012, Mr. Weiss was granted 1,500,000 shares of restricted Common Stock under the Company’s equity incentive program. All of these shares of Common Stock are included in the amounts shown as beneficially owned in this Statement.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1	Restricted Stock Agreement, dated August 21, 2012 by and between Opus Point Partners, LLC and TG Therapeutics, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPUS POINT PARTNERS, LLC
By: OPUS POINT MANAGEMENT, LLC

By:	s/ Michael S. Weiss
Name:	Michael S. Weiss
Title:	Managing Member

MICHAEL S. WEISS

s/ Michael S. Weiss
Michael S. Weiss, Individually